SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

FORM 6-K: TABLE OF CONTENTS

1.    Announcement of Scottish Power plc, dated May 10, 2003, regarding Executive Share Option Plan 2001 and Long Term Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	May 21, 2003	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Scottish Power plc

Executive Share Option Plan 2001 and Long Term Incentive Plan

Scottish Power plc (“the Company”) announces that on 10 May 2003 options to acquire ordinary shares in the Company (“Shares”) were granted under the Scottish Power Executive Share Option Plan 2001 at an option price of 376.25 pence per Share to the following Executive Directors of the Company. Subject to the satisfaction of a corporate performance target, based on earnings per share growth, these options will generally be exercisable between the third and tenth anniversaries of the date of grant.

Name of Director	Number of Shares Under Option
Ian Russell	345,514
Charles Berry	167,441
David Nish	220,598

The Company also announces that on 10 May 2003 awards to acquire Shares were granted under the Long Term Incentive Plan to the following Executive Directors of the Company. Awards vest only if the Remuneration Committee is satisfied that certain gateway performance conditions, relating to the Company’s underlying financial performance and customer service standards, are met. The number of Shares actually transferred is dependent upon the Company’s relative position, measured by total shareholder return performance, against a group of international energy companies.

Name of Director	Number of Shares Under Award
Ian Russell	129,568
Charles Berry	62,790
David Nish	82,724

Enquiries:

Colin McSeveny, Group Media Relations Manager 0141 636 4515

Alan McCulloch, Assistant Company Secretary 0141 566 4683